Offering Statement for SwiftSift, Inc.

(“SwiftSift,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ

materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SwiftSift, Inc.

   9319 Robert D Snyder Rd
   Suite 325A
   Charlotte, NC 28223

Eligibility

2. **The following are true for SwiftSift, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Michael Novielli

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/12/2023	Present	SwiftSift, Inc.	CEO
04/01/1996	Present	Dutchess Capital Partners, LLC	Managing Partner

LinkedIn: https://www.linkedin.com/in/michael-novielli

Name
Jeffrey Bobby Jr.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/12/2023	Present	SwiftSift, Inc.	CXO

Co-Founder & Chief Experience Officer (CXO) at SwiftSift, an AI-powered platform transforming how individuals and groups discover, decide on, and book consumer venues. SwiftSift is built to remove friction from social planning by enabling collaborative decision-making and seamless booking across restaurants, bars, hotels, entertainment, and experiences.

I bring a background in business development, customer experience, and hospitality operations, with hands-on leadership across fast-paced, customer-centric environments. My work has consistently focused on optimizing experiences, improving operational efficiency, and designing systems that scale without losing the human element.

As CXO, I oversee product experience, brand, and customer strategy—ensuring that SwiftSift delivers intuitive, high-impact solutions for both consumers and partners. I'm particularly interested in the intersection of AI, marketplace dynamics, and experiential consumer behavior.

Open to connecting with founders, investors, and operators building thoughtful, scalable consumer technology.

LinkdIn: https://www.linkedin.com/in/jeffrey-bobby-6761741a4/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Dutchess Global Strategies Fund LLC

Securities: 3,310,000

Class: Common Stock

Voting Power: 34.3%

Jeffery Bobby

Securities: 1,940,000

Class: Common Stock

Voting Power: 20.1%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   SwiftSift is a group planning platform that “Gets Your Plans out of the Group Chat.” It accomplishes this through its patent-pending, AI-powered decision-making engine and workflow, from; curated “In-Chat” search and discovery > polling > booking > calendar sync. Plans die in a group chat for various reasons including a lack of; curated options, decision-making mechanism, scheduling coordination, multi-app utilization. SwiftSift aims to make group planning, simple, easy and fun, and create moments with the people you care about most. Such experiences may include; dinner night in town, meetup at a local cafe, family vacation in Spain, weekend getaway to Vegas, girls trip to Cabo, boat charter in the islands, men’s golf trip to Hilton Head, zip lining in Coast Rica or just a visit to the local museum. Anywhere groups can visit and/or make a reservation - SwiftSift can make it all happen - in one group chat, on one app!

   SwiftSift currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by

any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in SwiftSift, Inc. speculative or risky:**

    1. Dependence on Intellectual Property Protection for Core Differentiation

        The company's competitive advantage relies heavily on its ability to protect its proprietary technology, specifically its "patent-pending, AI-powered decision-making engine and workflow." However, a patent application does not guarantee an issued patent, nor does it ensure broad enough claim coverage to prevent competitors from designing around the technology. If the United States Patent and Trademark Office (USPTO) rejects the application, or if the scope of granted claims is significantly narrowed, SwiftSift may be unable to prevent third parties from copying its core feature set.

        Furthermore, protecting trade secrets, source code, and artificial intelligence models requires ongoing financial resources and administrative vigilance. If a competitor independently develops a similar group-decision algorithm or if SwiftSift fails to enforce its intellectual property rights effectively, the company could lose its key market differentiator. This loss could diminish user growth, weaken pricing power, and negatively impact the value of your investment.

    2. High User Acquisition Costs and Risk of Churn in a Saturated Social Market

        SwiftSift operates in the highly competitive consumer application and social planning space, where consumer preferences shift rapidly and user retention is notoriously difficult. The platform's success depends on acquiring and retaining both group organizers and passive participants who must all adopt the app to complete a planning workflow. Reaching a critical mass of active users typically requires substantial marketing expenditures, which may exhaust the company's limited working capital without delivering sustained user growth.

        Even if the app succeeds in acquiring users for single events, such as a weekend getaway or a dinner night, there is no guarantee of recurring engagement. If users default back to legacy communication tools (such as standard SMS, iMessage, or general social messaging platforms) after completing a initial plan, user churn will remain high. Failure to achieve high viral coefficients or consistent repeat usage will impair the company's monetization efforts and long-term financial sustainability.

    3. Reliance on Third-Party Platform Integrations and APIs

        SwiftSift's end-to-end workflow spanning curated search, polling, booking, and calendar synchronization, relies heavily on technical integrations with third-party application programming interfaces (APIs), such as booking engines, reservation systems, and calendar services. Changes in the terms of service, pricing structures, or access policies of these key third-party platforms could disrupt SwiftSift's service flow or severely compress its operating margins.

        If a major reservation provider or messaging ecosystem restricts API access, alters data-sharing permissions, or introduces competing native features, SwiftSift could be forced to alter its product design or abandon key functionalities. Additionally, any service outages, technical glitches, or security

breaches within these third-party platforms could disrupt the user experience on SwiftSift, damaging the company’s reputation and driving user abandonment.

4. Technical Complexity and Liability Risks Associated with AI and Automated Booking

   Integrating artificial intelligence into decision-making workflows presents inherent execution and liability risks. AI models can produce unintended outcomes, generate inaccurate recommendations, or fail to account for complex user preferences, which could lead to poor user experiences or abandoned planning flows. If the platform’s curated recommendations consistently fail to align with user expectations, adoption rates will drop.

   Additionally, managing native “In-Chat” booking involves handling sensitive financial transactions, personal data, and scheduling obligations across multiple parties. If the platform experiences payment processing failures, double-bookings, booking cancellations, or data security breaches, SwiftSift could face regulatory scrutiny, financial liability, or legal disputes from both users and vendor partners. Resolving these operational issues could divert significant financial and management resources away from growth.

5. Monetization Strategy and Third-Party Merchant Partnership Execution

   SwiftSift’s revenue model depends on successfully monetizing group activities, likely through booking commissions, referral fees, affiliate partnerships, or merchant advertising. Establishing and maintaining profitable partnerships with local venues, travel suppliers, and experience providers requires dedicated business development and sales efforts. If the company fails to negotiate favorable commission structures or attract a broad inventory of merchants across diverse geographic regions, its path to profitability will be compromised.

   Furthermore, economic downturns, inflation, or reduced discretionary consumer spending can significantly impact group travel and leisure activities. If consumers reduce overall spending on dinners, vacations, and social events, merchant transaction volume through the SwiftSift platform will contract. The company’s inability to build a robust merchant partner network or withstand broader economic contractions could impair its ability to generate meaningful revenues.

6. Dilution from Outstanding SAFEs

   The Company has previously issued, and may continue to issue, Simple Agreements for Future Equity(SAFEs) to founders, early investors, and advisors. Because SAFEs do not represent immediate equity ownership, the total pool of potential future shares is not fully reflected on the current cap table. When a triggering financial event occurs, all outstanding SAFEs will convert into equity simultaneously. This clustered conversion could result in substantial, immediate dilution of your ownership percentage upon conversion, potentially lowering your economic stake in the Company more significantly than anticipated.

7. Uncertainty Regarding Timing of Conversion

   Investors in this offering should be aware that there is no fixed date or definitive timeline for when the SAFEs will convert into equity. Conversion is strictly dependent upon the occurrence of specific triggering events, such as a qualified equity financing round or a corporate liquidity event (e.g., a sale or IPO). Because these events are contingent on market conditions, company performance, and

management's strategic decisions, years may pass before a conversion occurs, leaving investors locked into an un-converted security indefinitely.

8. Conversion May Never Occur

While the SAFE is structured to convert during a future financing or liquidity event, there is no guarantee that such an event will ever take place. If the Company does not raise a subsequent round of preferred equity financing that meets the threshold of a qualified financing, or if it fails to achieve a liquidity event, the SAFEs may remain outstanding permanently. In such a scenario, the investment will never transition into equity, and investors may never receive a return on their capital or any distribution of corporate proceeds.

9. Valuation Cap Mechanics

The SAFEs are offered with a specific post-money valuation cap (e.g., $7.2 million). While a valuation cap is intended to protect investors by setting a maximum price at which the investment converts into shares, its mechanics can be complex and unpredictable. If the Company's valuation at the time of a future financing round is significantly lower than the valuation cap, the SAFE will convert at the lower price per share, causing substantial dilution across the board. Conversely, multiple rounds of financing at fluctuating valuations can alter the final conversion math, meaning the cap does not guarantee a specific ownership percentage.

10. Future Preferred Financing Could Significantly Dilute Investors

To scale operations and execute its business plan, the Company will likely require substantial additional capital beyond this offering. Future rounds of preferred equity financing will result in the issuance of new shares. Each subsequent issuance will systematically dilute the equity position that SAFE holders eventually convert into. Furthermore, future institutional investors may negotiate more favorable terms—such as liquidation preferences, anti-dilution protections, or superior voting rights—which could further disadvantage or subordinate the economic position of Reg CF SAFE investors.

11. Investors Have No Shareholder Rights Until Conversion

Purchasing a SAFE does not grant you immediate equity or make you a shareholder of the Company.Until a triggering event occurs and the SAFEs officially convert into equity, you will have no voting rights, no entitlement to receive dividends, no right to inspect corporate books beyond standard legal requirements, and no board representation. All strategic, operational, and financial decisions will be made entirely by the founders and majority voting shareholders without your input or consent.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will

continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the

Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

SwiftSift, Inc. (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Continued development, marketing and operational expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$58,800
Operations	$0	$205,000
Development	$0	$265,000
Marketing	$9,510	$671,200
Total Use of Proceeds	**$10,000**	**$1,200,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on Netcapital to purchase securities, both investors and SwiftSift, Inc. must agree that a transfer agent, which keeps records of our outstanding Simple Agreements for Future Equity (the "Securities," “SAFE Units,” or “SAFEs”), will issue digital Securities in the investor’s name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a website to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking

to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing SAFEs at an offering price of $1 per unit.

14. **Do the securities offered have voting rights?**

    The SAFEs do not grant investors any immediate voting rights prior to conversion.

15. **Are there any limitations on any voting or other rights identified above?**

    Prior to conversion, investors hold no voting rights under the SAFEs; upon conversion, voting rights will be determined by the terms of the underlying equity.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the SAFEs may be amended, waived or modified by written consent of the

    Company and the majority of SAFE holders.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-inlaw, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	9,651,667	965,333	No	
SAFE	1,200,000	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    There are no warrants, options, debt or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company’s bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to

you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock , if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jeffrey Bobby, Sr.
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	September 5, 2026
Other Material Terms:	

Creditor(s):	Robert Viani
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	October 6, 2026

Other Material Terms:

25. **What other exempt offerings has SwiftSift, Inc. conducted within the past three years?**

Date of Offering:	2023-01-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$250,000
Use of Proceeds:	

Date of Offering:	2025-12-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$50,000
Use of Proceeds:	

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    SwiftSift, Inc ('the company) is a Corporation incorporated in the State of Delaware, United States of America on March 12, 2025 via a LLC conversion. The Company is principally engaged in an AI-powered platform that helps groups seamlessly move from discussion to decision-making and bookings in one place. It simplifies coordination by combining discovery, voting, planning, and reservations into a single workflow developed by SwiftSift, Inc. The company converted from a South Carolina LLC named Omnily LLC that was first formed on May 16, 2023.

    Our most recent financing utilizes a $7.2 million valuation cap with a 20% conversion discount, and we intend for our Netcapital Regulation Crowdfunding offering to remain consistent with those terms. We believe this valuation is appropriate based on the Company's stage of development, active beta deployment,

proprietary technology, strategic partnerships, experienced leadership team, and valuations observed among comparable pre-seed AI and consumer technology companies raising capital.

Operating expenses for the year ended December 31, 2025 increased by $30,555 to $68,952, as compared to $38,397 reported for the year ended December 31, 2024.

Net Loss for the year ended December 31, 2025 increased by $30,555 to $68,952, as compared to $38,397 reported for the year ended December 31, 2024.

Amortization expense was $30,062 during the year ended December 31, 2025 and $11,154 during the year ended December 31, 2024.

The company has indebtedness totaling $20,000, consisting of two $10,000 notes, each bearing an annual interest rate of 10%, maturing on separate dates in Q3 and Q4 of 2026.

On December 31, 2025, the Company had cash and cash equivalents and working capital of $60,308 as compared to cash and cash equivalents and working capital of $3,814 on December 31, 2024.

For August through December 2026, SwiftSift, Inc. projects $0 in net revenue, $133,450 in costs of revenue (September–December), and $173,120 in operating expenses ($92,160 in internal R&D and $80,960 in G&A and marketing). Consequently, the company forecasts a net operating loss of $(306,570) for the five-month period. Post-August expenses and operations remain contingent upon the completion of the Regulation CF offering, which management expects will fund ongoing working capital requirements.

The $1.00 price represents the pro-rated principal amount of the SAFE, not a valuation of the company's stock.

SAFE Terms Discussed Investment Terms:

Presently, the terms offered under the SAFE Notes are as follows:

Post-Money Valuation Cap: $7,200,000.00 Discount Rate: 80% (20% discount)

Conversion: The Notes are intended to convert into Safe Preferred Shares (or proceeds, as applicable) upon the occurrence of one or several triggers, as follows:

1. Equity Financing - If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

2. Liquidity Event - If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE Note) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If any of the Company's Noteholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's Noteholder's, or under any applicable laws.

3. Dissolution Event - If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE Note) to receive a

portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

When you invest in this SAFE, you are not buying immediate shares of the company. Instead, you are buying the right to receive equity in the future when a specific “triggering event” occurs. Here is a summary of how that process works, step-by-step: Step 1: You Buy the SAFE – You invest capital into the company today. No shares or stock certificates are issued to you right away. Step 2: A Trigger Event Occurs – Your SAFE will convert into equity or resolve upon the earliest of the following milestones: Qualified Equity Financing: The company raises a major round of capital from institutional investors by selling preferred stock. Your SAFE automatically converts into these preferred shares, typically at a discount or based on the valuation cap. Initial Public Offering (IPO): The company goes public on a stock exchange, triggering a conversion into shares. Change of Control: The company is acquired by or merged into another business. Step 3: Equity Conversion or Cash Payout – Depending on the specific event, you will either officially become a shareholder by receiving your converted shares, or—in certain acquisition or dissolution scenarios—you may receive a cash payout equal to your original investment or your proportional share of the proceeds.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer’s outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
1. at the time of the filing of this offering statement bars the person from:
1. association with an entity regulated by such commission, authority, agency or officer?
2. engaging in the business of securities, insurance or banking?
3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States

Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SwiftSift, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    1) The Company made use of written communications and/or broadcast scripts for testing the waters under the authorization of Rule 241 within 30 days prior to the initial filing of the offering statement, and/or under the authorization of Rule 206. Copies of all such written communications and broadcast scripts have been included in this filing.

    The following are transcripts of the videos shown on the company's offering page:

    Video 1: You know the feeling. 12 people in a group chat, 50 messages, and zero plans. All these incredible places and all these things to do, and somehow the group chat kills it every time. SwiftSift is the app that gets your plans out of the group chat. We built SwiftSift to solve this problem occurring millions of times a day, everywhere. And here's how it works. SwiftSift turns any group, friends, family, co-workers, into a crew that actually does things together and creates moments with the people that matter most. And with our integrated reward system, every plan pays you back. No more back and forth, no more decision fatigue, and no more dead plans. And we're raising now. And we want all of our users, our community, and our believers to own a piece of the solution to a problem we all experience. The group chat has had this problem long enough. Help us fix it today.

    Video 2: SwiftSift starts simple with adding your friends into a group chat. Add your query into the text bar. Hit search and then add your location. The result cards pop up in everyone's chat. Everyone's able to swipe through each card and vote right inside of the chat. Once the group has decided, you can start the booking process right inside of the chat, never having to leave. Simply click on the card and scroll down to the booking option. Click book and start the process right there. And just like that, your plans have officially made it out of the group chat with SwiftSift.

    Video 3: SwiftSift is such a game changer when it comes to booking group trips. Me and the girls have been so indecisive trying to plan this year's girls trip. Finally, I decided to ask SwiftSift, and we had a decision in literally less than 5 minutes after we had spent weeks arguing about where we should go. So, I highly recommend, and I would definitely use SwiftSift again. Thanks to SwiftSift, I'm able to get all my friends together and to get into one area to watch the World Cup during all the chaos in New York. Thanks to SwiftSift, I was able to find and book plans right out of the group chat for my friend group when they decided to come visit me in 3A. I just moved here, and I wanted to show them a good time, and I needed all the help I could get. SwiftSift made it 10 times easier. Integrating SwiftSift as our decision maker and group chats has made it a lot easier to come to a conclusion with a large group of people. Before, it took about 3 or 4 days to finally get an idea going. Now you could do it all within an hour and have it booked. What's going on? SwiftSift, absolute game changer. Would use again. Went on a bachelor party up in Montana. Um, it was everybody's first time there. Didn't really know what we were doing. Um, SwiftSift made it super

convenient. Had the skiing, the restaurants, the bars. Everybody got a taste of what they wanted. Um, just made it super easy. Would definitely use again.

Video 4: Hi, I'm Mike Novelli, CEO and co-founder of SwiftSift. And I'm Jeff Bobby, CXO and co-founder of SwiftSift. Having lived in Charleston, South Carolina, I was constantly inundated in group chats with family and friends about what to do when they were visiting. And having being raised in Charleston, my experience with those requests were magnified times 10. Mike and I were friends and shared the same frustrations. So, after doing extensive research and finding out that the rest of the world had the same problem, the idea for SwiftSift was born. SwiftSift gets your plans out of the group chat. SwiftSift is the only app built for group coordination and decision-making. So join us as we help get your plans out of the group chat and create the moments with the people who matter most.

The following documents are being submitted as part of this offering:

Governance:	
Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://swiftsift.net

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.